Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

June 6, 2005

To PRIVATE PLACEE

sent by e-mail to all private placees

Dear Sir or Madam:

PRIVATE PLACEMENT COMPLETED ON MAY 23, 2004

EXERCISE OF WARRANTS ATTACHED TO THE UNITS SOLD UNDER PRIVATE PLACEMENT

Further to our letter of May 25, 2005, The Board of Directors of Bontan Corporation Inc. are  pleased to notify you that It has approved a reduction in the warrant price from US$1 to US$0.60 for a limited period up to and including June 8th, 2005. Please note that after June 8th, 2005, the exercise price of the warrant will revert to its original price of US$1.

If you would like to avail of this special offer, please forward your subscription form, included in your private placement agreement, duly completed and signed as required together with a certified cheque to the Bontan’s corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 on or before June 8, 2005.  Alternatively, wire transfer funds to Bontan at the following address:

Bontan Corporation Inc.

Bank of Montreal, Main Branch Toronto, First Canadian Place, Toronto ON

M5X 1A3  Canada

Account # 4658-156, Bank code 001, Branch code 00022

Bank Phone # 416-867-5050

Please contact undersigned for any questions or clarifications.

Sincerely,

/s/Kam Shah

Kam Shah

Chief Executive Officer

E: kam@bontancorporation.com